UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13439

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

6401 N. Eldridge Parkway

Houston, Texas 77041

(713) 939-7711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred Stock(1)

(Titles of each class of securities covered by this Form)

Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Dril-Quip, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2018	By:	/s/ James C. Webster
Name: James C. Webster
Title: Vice President — General Counsel and Secretary

(1)	The Rights to Purchase Series A Junior Participating Preferred Stock (the “Rights”) expired at close of business on February 26, 2018 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of November 24, 2008, by and between Dril-Quip, Inc. (the “Company”) and Mellon Investor Services LLC, as rights agent, as amended by Amendment No. 1 to the Rights Agreement, dated as of February 26, 2018, by and between the Company and Computershare Inc., as successor-in-interest to Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as rights agent. The Company initially filed a Form 8-A to register the Rights on November 25, 2008.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.